Exhibit 99.7

15 June 2007

The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000
James Hardie Industries N.V.
ARBN 097 829 895
Incorporated in The Netherlands
The liability of members is limited
Atrium, 8th Floor
Strawinskylaan 3077
1077 ZX Amsterdam,
The Netherlands

Telephone:	31-20-301 2980
Fax:	31-20-404 2544

Dear Sir

Dividend amount in Australian currency
The company’s dividend of US15 cents per share announced on 28 May 2007 converts to 17.89 Australian cents per CUF, based on the exchange rate on 14 June 2007.
The dividend is payable in Australian currency on 10 July 2007 to CUFS holders registered at the 14 June 2007 record date.
American Depositary Receipt holders will receive payment in US currency.
Dutch withholding tax will be deducted from the dividend at a rate of 15%.
Yours faithfully
Benjamin P Butterfield
Company Secretary